Exhibit 99.1

Founder and CEO Rolf Schrömgens to Join trivago’s Supervisory Board and
Transition CEO Position to Axel Hefer at Year End

DÜSSELDORF, GERMANY -- November 5, 2019 - trivago N.V. (NASDAQ: TRVG) announces that after nearly 15 years as Managing Director and Chief Executive Officer of the company he co-founded in 2005, effective December 31, 2019, Rolf Schrömgens will be leaving the CEO and Managing Director positions and joining trivago’s Supervisory Board. On that date, Axel Hefer will take over as CEO, and Matthias Tillmann, Senior Vice President and Head of Corporate Finance, will become the new CFO, succeeding Hefer.

“It’s every founder’s goal to be able to create a company and team that you are confident in passing along to the next generation,” said Schrömgens. “In the last years, we have been leading trivago together as a team, and I believe that Axel will fill the CEO role with the same passion and dedication as I have. I know he will continue to develop the organization and execute on the strategy the leadership team has put in place. As a member of the Supervisory Board, I look forward to working with Axel in a new way and support him and the company in this next chapter.”

“Rolf embodies what it means to be an entrepreneur; with an idea that started in a garage, he steered trivago to become one of the world’s most recognizable brands in travel.  I am pleased that he will join the Supervisory Board and continue to help guide the future of trivago,” said Mark Okerstrom, CEO, Expedia Group (trivago’s majority shareholder) and Chairman of trivago’s Supervisory Board.  “The trivago leadership team takes succession planning seriously and has actively worked to expand Axel’s responsibility over the last year in anticipation of him eventually assuming the role of CEO. I have full confidence that Axel’s continued leadership is exactly what trivago needs to build towards the next wave of growth.”

“I am excited about the opportunity to lead this exceptional company together with the leadership team,” said Axel. “Since joining trivago, I have seen the entrepreneurial spirit Rolf led with, and how it drove our culture and employees to be some of the most dedicated and passionate people I have had the privilege to work with. Together, we will build on the journey Rolf started and lay the foundation for 2020 and beyond, as we enter this new phase of innovation and growth for our employees, customers, partners and shareholders. I also want to congratulate Matthias on his new position. He has played an instrumental role as part of our leadership team, and becoming CFO is a natural next step for him and trivago. I’ve seen him grow tremendously throughout his years here, earning the respect of our employees, customers and shareholders. I am looking forward to working even more closely with him in this next chapter.”

Hefer joined trivago in 2016 as Managing Director and CFO leading the company through its initial public offering. Hefer also drove strategy for trivago’s marketplace for advertisers, overseeing the international marketing team and more recently leading advertiser relations. Prior to joining trivago, Hefer was COO and CFO of Home24 AG, an online home furniture and decor company, and managing director of One Equity Partners, the Private Equity Division of J.P. Morgan Chase. Tillmann joined trivago in 2016 and has held a variety of leadership responsibilities in the finance department: he most recently co-led the team as SVP, Head of Corporate Finance and prior to that was Head of Strategy and Investor Relations. He also played an integral part in the company’s IPO. Prior to joining trivago, he was a senior investment banker at Deutsche Bank.

Effective December 31, 2019, Schrömgens will replace David Schneider, who resigned from the Supervisory Board in October 2019. Frédéric Mazzella will replace Schneider on trivago’s Audit Committee with immediate effect.

In a separate news release, trivago also reported its third quarter business results.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices.
Communications
Stephanie Lowenthal stephanie.lowenthal@trivago.com

Investor Relations ir@trivago.com

Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.
As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries